ARKEMA

RECEIVED

2008 DEC 18 A 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December, 16TH, 2008

08006285

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

PROCESSED
DEC 23 2008
THOMSON REUTERS

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

dw 12/19

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press Releases :
  1. Arkema increases its plan to reduce costs.
  2. CECA sells its quaternary esters and phosphoric esters to the American company Stepan.
  3. French Equity Seminar

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, December 15th 2008

ARKEMA INCREASES ITS PLAN TO REDUCE COSTS

The quick deterioration of the economic environment and the significant destocking effect observed since mid-October have sharpened. Since the end of November, orders have been cancelled by customers especially in the automotive and construction markets and volumes of several product lines such as PVC, PMMA and functional additives, have declined significantly.

This unprecedented situation is affecting Arkema's financial performance despite the good resistance of several businesses. Decrease in sales of fourth quarter 2008 is estimated at 15% compared to fourth quarter 2007. The full year 2008 EBITDA margin should nevertheless be at around 9%, comparable to its level of last year.

Over the end of the year, Arkema is adapting its production to the current level of demand with temporary shutdown or reduction of production at around 40 sites worldwide, is managing very strictly the use of its cash and is controlling its general and administrative costs. In the meantime, Arkema is accelerating the implementation of its fixed cost reduction programme of €500 million between 2005 and 2010, of which more than €330 million by the end of 2008. The restructuring initiatives recently announced by the group in Vinyls and G&A procurement are part of this programme and should generate €65 million on a full year basis.

In addition, Arkema is announcing a further programme to reduce variable and fixed costs by €50 million by the end of 2010.

"Since 2005, we have started an in-depth process to structurally improve Arkema's performance and quality of portfolio. Consequently, the EBITDA will have increased by 40% between 2005 and 2008 and our gearing will remain low at the end of the year, at around 30% of shareholder equity" explains Thierry Le Hénaff, Chairman and CEO of Arkema.

"Taking into account the economic environment at the end of 2008 and the lack of visibility on 2009 outlook, Arkema's teams are preparing the company for tough market conditions expected for next year. The main priority is to manage cash very strictly in order to maintain the quality of the balance sheet through optimization of working capital requirement and a selective approach in approving capital expenditure. Moreover, the variable and fixed cost savings programme will be even more stringent. In the meantime, we will actively continue to transform the company and we are convinced that Arkema has the requirements to adapt to changes in the economic environment."

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com
Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.

ARKEMA
The world is our inspiration

REGULATED INFORMATION

INFORMATION RÉGLEMENTÉE

Colombes, December 16th 2008

FRENCH EQUITY SEMINAR

We are pleased to inform you that Thierry LEMONNIER, CFO, will attend Exane BNP Paribas' French Equity Seminar at New York on December 16, 2008 .

The presentation is available on our website : www.finance.arkema.com

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Contacts investisseurs :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, December 15 2008

CECA sells its quaternary esters and phosphoric esters to the American company Stepan

As part of the recentering of its surfactant business initiated in 2007, CECA, Arkema's Specialty Chemicals business unit, announces the sale of its quaternary esters and phosphoric esters to Stepan.

" This divestment of a non-strategic business for CECA will allow us to focus our resources on the operational management of our other surfactant ranges for which we offer genuine added value as a specialty chemicals manufacturer ", explains Christophe Villain, CECA's Managing Director.

These activities account for annual sales of the order of € 8 M, and concern two product groups:

- Quaternary esters for the production of textile softener.
- Phosphoric esters used as synthesis intermediates and in many industrial applications.

The European leader in the quaternary esters market for textile softener production, Stepan operates three industrial facilities in Europe, in Voreppe (France / Isère) which also houses its European headquarters, Wesseling (Germany), and Stalybridge (United Kingdom).

This divestment is part of Arkema's transformation drive, and represents a further step in the recentering of its business portfolio.

CECA, a subsidiary of the Arkema Group, is a world player in Specialty Chemicals. CECA constantly strives to improve its customers' performance by creating and developing adsorbents, chemical intermediates, and additives. CECA operates an extensive network of industrial facilities in Europe, together with two research centres (GRL and CRRA) dedicated to customer innovation.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END